Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects” in our Form 20-F for the year ended December 31, 2024, or our 2024 Annual Report, and our audited consolidated financial statements and the related notes to our 2024 Annual Report, as well as our unaudited interim condensed consolidated financial statements as of September 30, 2025 and for the nine months ended September 30, 2024 and 2025 and the related notes included in Exhibit 99.1 to our current report on Form 6-K furnished with the SEC on December 1, 2025. This discussion may contain forward-looking statements based upon our current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in our 2024 Annual Report.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our condensed consolidated financial statements and related notes for the relevant periods. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Nine Months Ended September 30,
	2024	2025

	(Amounts in thousands of US$)
Expenses
Research and development	22,685	30,753
General and administrative	5,854	25,378
Total operating expenses	28,539	56,131
Loss from operations	(28,539)	(56,131)
Other income:
Interest income, net	2,496	3,468
Other income (expense)	5	376
Total other income, net	2,501	3,844
Loss before income tax
Income tax expense	6	—
Net loss	(26,044)	(52,287)
Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil tax	(27)	228
Total comprehensive loss	(26,071)	(52,059)

Nine months ended September 30, 2025 compared with nine months ended September 30, 2024

Revenue

We did not generate any revenue for the nine months ended September 30, 2024 and 2025.

Research and Development Expenses

Our research and development expenses increased from US$22.7 million for the nine months ended September 30, 2024 to US$30.8 million for the nine months ended September 30, 2025, which was primarily attributable to (i) an increase in clinical trial expenses mainly related to the PHOENIX trial; (ii) an increase in share-based compensation expenses; and (iii) an increase in manufacturing expenses for clinical supplies, partially offset by the non-recurrence of a royalty payment recognized in 2024 for completion of a Phase 2 trial.

Our research and development expenses may vary substantially from period to period according to the status of our research and development activities. The timing of expenses is impacted by the commencement of clinical trials and enrollment of patients in clinical trials. Clinical studies become increasingly expensive from Phase 1b/2 and onwards. We expect our research and development expenses to continue to increase for the foreseeable future, as we continue to advance our lead product candidate, Tinlarebant, toward later stages, develop our other product candidates and potentially initiate new pipelines, as well as continue to expand our operations.

General and Administrative Expenses

Our general and administrative expenses increased from US$5.9 million for the nine months ended September 30, 2024 to US$25.4 million for the nine months ended September 30, 2025, which was primarily due to an increase in share-based compensation expenses in connection with share-based awards granted to our key management for incentive and retention purposes, largely reflecting a higher grant-date fair value due to an increase in our ordinary share price during the periods.

We expect our general and administrative expenses to continue to increase in the near future, as we continue to incentivize and retain our management, expand our team (including building up operational teams across various jurisdictions), and incur more professional service fees for financial advisory, auditing and legal services as a public company.

Additionally, if we obtain regulatory and marketing approvals for our products, we expect to incur selling and marketing expenses in connection with establishing our in-house commercialization team, sales network and systems, and these expenses are expected to increase for the foreseeable future as we advance our commercialization efforts. However, there can be no assurance that we will obtain regulatory and marketing approvals for Tinlarebant or other product candidates or future products in a timely manner, or at all. For details, see “Risk Factors—Our product candidates are subject to extensive regulation. However, we have never obtained marketing approval for a product candidate and we may be unable to obtain, or may be delayed in obtaining, marketing approval for any of our product candidates.”

Other Income, Net

Our other income, net, increased from US$2.5 million for the nine months ended September 30, 2024 to US$3.8 million for the nine months ended September 30, 2025, which was primarily attributable to an increase in interest income from time deposits and U.S. treasury bills.

We expect our interest income to fluctuate based on the level of cash and cash equivalents available, which may be affected by our financing activities and ongoing R&D expenditures.

Net Loss

As a result of the foregoing, we reported a net loss of US$26.0 million and US$52.3 million for the nine months ended September 30, 2024 and 2025, respectively.

Liquidity and Capital Resources

The following summarizes the key components of our cash flows for the periods indicated:

	Nine Months Ended September 30,
	2024	2025

	(Amounts in thousands of US$)
Net cash used in operating activities	(24,633)	(26,603)
Net cash used in investing activities	(84,558)	(1,373)
Net cash provided by financing activities	43,820	153,115
Effects of exchange rate on cash	8	218
Net (decrease) increase in cash and cash equivalents	(65,363)	125,357
Cash and cash equivalents at beginning of the period	88,157	31,677
Cash and cash equivalents at end of the period	22,794	157,034

To date, we have not generated any revenue. We incurred net losses of approximately US$26.0 million and US$52.3 million for the nine months ended September 30, 2024 and 2025, respectively. To date, our primary use of cash has been funding our research and development expenses. We used approximately US$24.6 million and US$26.6 million in cash for our operating activities for the nine months ended September 30, 2024 and 2025, respectively. We invested in money market funds, U.S. treasury bills and time deposits. As a result, net cash used in investing activities was US$84.6 million and US$1.4 million for nine months ended September 30, 2024 and 2025. To date, we have financed our operations primarily through the issuance of our ordinary shares, including in the form of ADSs, pursuant to warrants, registered direct offering, ATM offering program and PIPE offering. Net cash provided by financing activities amounted to US$43.8 million and US$153.1 million for nine months ended September 30, 2024 and 2025, respectively.

As of September 30, 2025, we held (i) cash and cash equivalents of approximately US$157.0 million primarily consisting of money market accounts which are unrestricted as to withdrawal and use and have original maturities of less than three months and (ii) short-term investments of approximately US$118.6 million primarily in U.S. treasury bills, which have maturities over 3 months and equal to or less than 12 months.

Our lead product candidate, Tinlarebant, is still in clinical development. We expect our expenses to increase substantially as compared to prior periods in connection with our ongoing activities, particularly as we continue to advance the development of and seek marketing approval for Tinlarebant, develop our other product candidates and potentially initiate new pipelines. In addition, if we obtain marketing approval for Tinlarebant or any other product candidates that we develop and if we choose to commercialize such product candidates ourselves, we expect to incur significant commercialization expenses related to product sales, marketing, distribution and manufacturing. Furthermore, since the closing of our initial public offering in April 2022, we have incurred additional costs associated with operating as a public company. Accordingly, we anticipate that we will need substantial additional funding in connection with our continuing operations.

We expect that our expenses will continue to increase substantially and that we will continue to incur significant operating losses and negative operating cash flows as we fund both ongoing research and development activities and new activities (including commercialization activities if we obtain marketing approval for Tinlarebant or any other product candidate that we develop) as well as working capital needs. We have based our estimates on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect or on alternative uses. Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates, we are unable to estimate the amounts of increased capital outlays and operating expenditures necessary to complete the development and commercialization of our product candidates.

Operating Activities

Net cash used in operating activities for the nine months ended September 30, 2025 amounted to US$26.6 million, and consisted primarily of a net loss of approximately US$52.3 million, after non-cash US$29.6 million add backs, offset primarily by an increase in interest income from investments of approximately US $3.2 million, and an increase in prepayments of approximately US$0.5 million.

Investing Activities

Net cash used in investing activities during for the nine months ended September 30, 2025 amounted to US$1.4 million, which resulted primarily from acquisition of investments in U.S. treasury bills of US$95.8 million, partially offset by proceeds from maturities of such investments of US$89.8 million.

Financing Activities

Net cash provided by financing activities for the nine months ended September 30, 2025 amounted to approximately US$153.1 million, which consisted primarily of net proceeds from PIPE offering of US$118.6 million, proceeds from registered direct offering of US$27.7 million and proceeds from exercise of share options of US$6.5 million.

Material Cash Requirements

Contractual Obligations and Commitments

We are party to an exclusive license agreement with Columbia University, as amended, under which we license specified intellectual property from Columbia University. The patent rights licensed to us by Columbia University include issued patents with claims that recite a class of compounds directed to covering our planned lead compound, Tinlarebant, and specifically recite Tinlarebant. The license agreement requires us to make minimum annual royalty payments to Columbia University of (i) US$2.5 million on each of the second, third and fourth anniversaries of the first commercial sale of a licensed product and (ii) US$5 million on each anniversary of the first commercial sale of a licensed product, commencing on the fifth anniversary of such sale. We will also be obligated to pay single-digit earned royalties to Columbia University based on net sales of each licensed product by us and our affiliates and sublicensees. The minimum royalty payments will be creditable against the earned royalties accrued during the same calendar year. The license agreement obligates us to use commercially reasonable efforts to research, discover, develop and market licensed products for commercial sale and distribution and achieve certain development and regulatory approval milestones within certain timeframes, if certain milestones are achieved. We are also obligated to periodically inform Columbia University of our progress in meeting such milestones. The failure to achieve any such milestone would constitute a breach of the Columbia License Agreement. If we pay Columbia University the required fee, we will be granted a 6-month extension. As of the date of this prospectus supplement, we have complied with the development and regulatory approval milestones under the Columbia License Agreement and requested no extensions. In the event that, after completion of Phase 1 trials, there are unforeseen changes in clinical or regulatory development that we believe would affect the timely achievement of any milestone, we may request an extension from Columbia University for such milestone, which will not be unreasonably withheld or delayed. In the event that Columbia University does not agree to extend the deadlines to meet the milestones, and we are in breach for failure to timely meet the milestones or to make milestone or royalty payments, Columbia University may elect to convert our license to a nonexclusive license without the right to sublicense or initiate legal proceedings against third party patent infringers or terminate our license. We are also obligated to make payments to Columbia University in an aggregate amount of up to US$20 million based on achieving specified development and regulatory approval milestones and in an amount of up to US$25 million based on achieving a specified cumulative sales milestone with respect to the first licensed product. In addition, we are obligated to pay Columbia University a specified portion of revenue (other than royalties) we receive from sublicensees and a percentage of revenue in the low double-digits received from any sale of a priority review voucher by us or a sublicensee. In the event that we or a sublicensee do not sell a priority review voucher within one year of receipt, the earned royalties that we would be obligated to pay to Columbia University based on net sales of licensed products would increase by 1%. We cannot reasonably estimate whether, when and in what amount any of such payments shall be made, but believe we are in compliance with the terms of the license. From inception through September 30, 2025, we have made a payment of US$4.0 million to Columbia University resulting from this license agreement, which was triggered by the completion of our Phase 1 and Phase 2 clinical trials.

We also enter into cancelable contracts in the normal course of business with CROs for clinical trials, preclinical studies, manufacturing and other services and products for operating purposes. As of the date of this prospectus supplement, the remaining contractual costs expected to be incurred in future periods for our clinical trials in STGD1 and GA is approximately US$39.1 million.

Off-Balance Sheet Arrangements

We are not party to any off-balance sheet arrangements. We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.